

Mail Stop 4631

July 9, 2009

Via U.S. mail and facsimile

Mr. Joseph Hines
President and Chief Executive Officer
Spheric Technologies, Inc.
4708 East Van Buren Street
Phoenix, AZ 85008

> **Re:** **Spheric Technologies, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 26, 2009**
> **File No. 333-154274**

Dear Mr. Hines:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 3

Our auditors have expressed a going concern opinion, page 3

1. You refer to the progress through the development stage to early operating stage and lack of revenue. Please clarify this statement given your continued identification as a development stage company in your March 31, 2009 interim financial statements.

Description of Business, page 19

Sales Agency Agreement, page 20

2. You indicate that you had annual purchases of $114,998 at December 31, 2008. Reconcile this statement to your audited financial statements which indicates you had zero revenues during 2008 and $104,764 revenues in 2007. In this regard, we note that you only had inventory parts on your balance sheet as of December 31, 2008.

3.   We note the disclosure in the second paragraph that the unfulfilled purchase order will be fulfilled in the second and third quarters of 2009. We also note that you previously disclosed that you had fulfilled this order at the end of the first quarter of 2009, but that technical issues caused you to restart the fulfillment of this order in the second quarter of 2009. Please explain how this delay has impacted your purchase obligations under the agreement, including the right of Syno-Therm to terminate the agreement. In addition, please explain the disclosure in the second sentence that you have met the minimum purchase requirement for the first year of the agreement. Finally, please add risk factor disclosure regarding your ability to meet these purchase obligations under the agreement.

4.   We note the disclosure in the second paragraph that the agreement is in force until December 15, 2009. Please reconcile with section 4 of the agreement.

5.   We note the disclosure in the third paragraph that you will use $275,000 of the proceeds of your offering to purchase one furnace. We also note the disclosure in the "Use of Proceeds" section on page 16 that indicates you will use $600,000 of the proceeds of your offering to purchase two furnaces. Please reconcile.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results from Operations, page 29

6.   We note that you had technical issues associated with the performance of the furnaces placed into service in the first quarter of 2009. You further indicate that the issues were based on the performance of insulation and refractory materials supplied to Syno-Therm by third parties. You indicate that the fulfillment of this purchase order has restarted in the second quarter of 2009 and you expect that this order will be completely fulfilled in the second and third quarters of 2009. Please expand your disclosures to indicate the current status of these furnaces and why it will take you almost two quarters to fulfill the order. Further explain why you would have warranty issues associated with the equipment if the issues were based on the performance of insulation and refractory materials supplied by third parties.

Liquidity and Capital Resources, page 33

7.   We note that as an incentive to exercise the warrants, Mr. Hines, your president, transferred a warrant, with an exercise price of $1.00 per share, from his personal holdings to replace every warrant exercised by such shareholders. Please discuss this transaction in your interim financial statements and clarify how you accounted for this transfer. Refer to SAB Topic 5T.

Recent Equity Transactions, page 37

8. We have read your response to comment three from our letter dated May 7, 2009 as well as the disclosures your have provided regarding how you determined the fair value of each equity instrument at each grant date within the Recent Equity Transactions beginning on page 37. Given your initial discussions with your underwriters in February 2008 and your subsequent discussion through your October 2008 filing of your registration statement offering securities at $6.00 per share, please tell us how you determined that the fair value of your common stock has remained $1 per share. Specifically, please disclose how you determined the fair value of your equity instruments issued after October 2008 through your latest equity transaction disclosed in your filing. Please specifically address the following:

    - You indicate that when you agreed to a target price of $6.00 per share with Midtown Partners in February 2008 you had not yet reached several of the milestones that both parties considered important in supporting the $6.00 target price. Please expand your disclosures to identify those milestones and when you reached those milestones. In light of the timing of those milestones, provide further support of the deemed fair value of your equity instruments issued subsequent to accomplishing those milestones.

    - Given the fact that you filed your registration statement in October 2008, please support the deemed fair value of $1.00 per share of your common stock used in determining the $88,875 and $87,570 fair value for each of the 150,000 warrant issuances with a $3.00 exercise price in November and December 2008 as disclosed on pages F-11 and F-29. In this regard, your statement, "We believe that these warrant transactions were at an above fair market value, as they were issued as an incentive ins securing operating capital loans to the company that would be paid in full with competitive interest," does not provide support for the deemed fair value of the common stock underlying these warrants. Further, we also note that your bridge financing was with related parties.

    - Your discussion of your issuance of the 66,000 warrants with an exercise price of $3.00 and the 10,000 warrants with an exercise price of $2.50 does not address the continued use of a $1.00 deemed fair value of your common stock underlying the warrants used in determining the respective fair values as presented on page F-11. Please revise your disclosures accordingly.

    - As discussed on page F-27, disclose the date(s) you granted the 64,000 options and how you determined the appropriateness of the $1.00 market share value in your Black-Sholes model.

- Please ensure your response and disclosures identify the timing of specific events and/or circumstances supporting changes or the lack of change in management's deemed fair value of your common stock underlying your equity issuances. As previously requested, please expand your MD&A disclosures to provide a reconciliation of the fair value of your common stock as reflected in your historical financial statements to your anticipated IPO price of $6.00 per share. In this regard, we note your response to prior comment three discusses why you believe your anticipated IPO price of $6.00 per share is supportable; however we are asking you to comprehensively support the deemed fair value of your common stock underlying your equity instruments issued prior to your IPO.

Cash Flows, page 38

Cash Flow for the Quarters Ended March 31, 2009 and 2008, page 38

9. Please more comprehensively explain the $57,942 net change in assets and liabilities in MD&A.

Interest of Named Experts and Counsel, Page 62

10. We note your reference to the fact that the March 31, 2009 and 2008 interim financial statements have been reviewed by Farber Hass Hurley LLP. Please provide their review report in the registration statement or delete your reference to such review. If you include the review report, then you must also revise your disclosures to clarify, as required by AU Section 711.09, that this review report is not a "report" or "part" of the registration statement within the meaning of sections 7 and 11 of the Securities Act of 1933.

Financial Statements

Condensed Statement of Operations, page F-2 and F-16

11. As indicated on page 3 of your filing, we note that you recognized $28,493 of process development services revenues. Please expand your disclosures to provide your revenue recognition policy for those services.

12. It appears that you do not allocate depreciation and amortization to costs of revenue. In this regard, please revise your presentation on the face of your statements of operations and throughout the filing to comply with SAB Topic 11:B.

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As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Christian J. Hoffmann, III, Esq.
        Quarles & Brady LLP
        One Renaissance Square
        Two North Central Avenue
        Phoenix, AZ 85004

        Mr. Hank Gracin, Esq.
        Lehman & Eilen, LLP
        Mission Bay Office Plaza
        20283 State Route 7, Suite 300
        Boca Raton, FL 33498